mF International Limited

May 26, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Inessa Kessman
Robert Littlepage
Alexandra Barone
Jeff Kauten

Re:	mF International Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted April 7, 2023
CIK No. 0001940941

Ladies and Gentlemen:

This letter is in response to the letter dated April 18, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to mF International Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 3 to Draft Registration Statement on Form F-1 (the “Amendment No.3”) is being submitted confidentially to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Investment at fair value, page F-35

1. We note your response to comment 4. Given the significant nature of your foreign currency investments, list the different currencies and separately quantify the amount of each currency in order for investors to have transparency into your foreign currency investments. Also, provide disclosure in accordance with ASC 825-10-50-23.

Response: In response to the Staff’s comment, we have amended page 35 of Amendment No.3 to supplement the disclosure regarding foreign currency investments.

General

2. Please update your financial statements to include audited financial statements for the fiscal year ended December 31, 2022.

Response: In response to the Staff’s comment, we have updated financial statements to include audited financial statements for the fiscal year ended December 31, 2022.

3. Please include quantitative and qualitative disclosures about market risk in accordance with Item 11 of Form 20-F. We note you have significant foreign currency exchange rate risk.

Response: In response to the Staff’s comment, we have amended page 35 of Amendment No.3 to supplement the disclosure regarding quantitative and qualitative disclosures about market risk.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/
Name:	Stephen Lam
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC